SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005, as subsequently amended, as follows:
Exhibit (d) is hereby amended by adding the text on page 3 to the section “Exchange Rate Information.”
Exhibit (d) is hereby amended by adding the text on pages 4 - 6 to the section “Recent Developments—KfW.”
Exhibit (d) is hereby amended by replacing the section “Recent Developments—The Federal Republic of Germany” with the text on pages 7 - 9.
The exhibit index is hereby amended by adding the following exhibit:
“Exhibit (h) — Certain Information Relating to KfW’s Debt Securities”.
This 18-K/A is intended to be incorporated by reference into KfW’s prospectus dated January 3, 2006.

EXCHANGE RATE INFORMATION
     On August 9, 2006, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.7759 per U.S. dollar ($ 1.2888 per euro).
     The following table shows the period end and average noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period and date indicated, as reported by the Federal Reserve Bank of New York.

Quarter ended June 30,	Period End	Average(1)
2006	$1.2779	$1.2750

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from February 2006 through July 2006, as reported by the Federal Reserve Bank of New York.

2006	High	Low
February	$1.2100	$1.1860
March	1.2197	1.1886
April	1.2624	1.2091
May	1.2888	1.2607
June	1.2953	1.2574
July	1.2822	1.2500
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Months Ended June 30, 2006
     The following information is based on unaudited financial information. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2006.
     For the six months ended June 30, 2006, the group’s total assets increased by 6%, or EUR 22.0 billion, to EUR 363.1 billion, compared with EUR 341.1 billion for the year ended December 31, 2005. The group’s income from current operations before risk provisions and valuations increased by EUR 16 million to EUR 686 million for the first six months of 2006, compared with EUR 670 million for the first six months of 2005.
     The following table sets forth a breakdown by category of KfW’s commitments for loans, grants and guarantees during the first six months of 2006 as compared with the first six months of 2005.

	Six months
	ended June 30,
	2005	2006
	(EUR in billions)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe (1)	17.4	25.7
KfW Mittelstandsbank (KfW SME Bank) of which:	6.0	8.5
Loans	4.5	5.9
Guarantees and securitizations (2)(3)	1.5	2.6
KfW Förderbank (KfW Promotional Bank) of which:	11.4	17.2
Loans	9.9	16.8
Securitization commitments (3)	1.5	0.4
KfW IPEX-Bank	4.8	6.6
KfW Entwicklungsbank (KfW Development Bank)	0.5	0.6

Total	22.7	32.9

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in the totals are due to rounding.

(2)	Includes guarantees in the amount of EUR 8.8 million in 2006 and EUR 21.5 million in 2005, and new commitments in connection with the ABS SME portfolio in the amount of EUR 84.6 million as of June 30, 2006 and EUR 75.0 million as of June 30, 2005.

(3)	The amounts represent the portion of the aggregate principal amount of the loan portfolios underlying the securitization transactions for which KfW has assumed a liability (i.e., excluding any first loss portion retained by the originating bank) at the time of closing the transaction. In the report for the three months ended March 31, 2006 and the annual report for the fiscal year 2005, new securitization commitments were shown as the aggregate value of KfW’s liabilities under the securitization transactions concluded in the respective period as of the period end and reflected changes during the period due to effects such as amortization and replenishment.
     Commitments by KfW Mittelstandsbank increased by EUR 2.5 billion to EUR 8.5 billion in the first six months of 2006 compared to the same period in the previous year. This increase was mainly due to the new ERP-innovation program, launched in December 2005 to provide mezzanine capital for financing market-oriented research and the development of new products and their introduction in the market, and a larger securitization transaction volume in the first quarter of 2006.
      The volume of commitments under the loan programs of KfW Förderbank amounted to EUR 17.2 billion in the first six months of 2006 compared to EUR 11.4 billion for the same period in 2005. This increase was mainly due to an increase in loans for housing linked to the promotional initiative Housing, Environment, Growth, which the Federal Government and KfW launched on February 1, 2006. Under this promotional initiative, the loan conditions for a number of existing loan programs of KfW Förderbank are being further subsidized by Federal Government funds. KfW made commitments for the main programs under this initiative (CO2 Building Rehabilitation Program, Housing Modernization Program, Ecological Construction Program) in the amount of EUR 6.3 billion for the six months ended June 30, 2006 compared to EUR 2.9 billion for 2005 as a whole. New commitments for global loans to Landesförderinstitute amounted to EUR 3.1 billion in the first six months of 2006 compared to EUR 2.6 billion for the same period in 2005. The volume of commitments for the new student loan program, which was launched in April 2006, amounted to EUR 150 million. As the commitments are made in form of frame loans (i.e., eligible students may draw monthly amounts of between EUR 100 and EUR 650), the commitment figures are based on the maximum withdrawal possible.
     Commitments of KfW IPEX-Bank during the first six months of 2006 amounted to EUR 6.6 billion compared with EUR 4.8 billion for the first six months of 2005. This marked increase is primarily due to commitments to participate in two major corporate acquisition transactions in Europe. EUR 2.6 billion of these commitments related to KfW IPEX-Bank’s domestic business and EUR 4.0 billion to commitments outside Germany. As in previous years, financing commitments outside Germany were concentrated heavily in Europe (63% of new commitments), followed by Asia (20%), North and Latin America (together 15%) and Africa (2%). New commitments were particularly strong in the energy, environmental protection, manufacturing industries, rail and road and shipping sectors.
     The volume of commitments under the programs of KfW Entwicklungsbank amounted to EUR 0.6 billion in the first six months of 2006, compared with EUR 0.5 billion in the first six months of 2005.
Sources of Funds
     The volume of funding raised in the capital markets for the first six months of 2006 was EUR 34.6 billion (excluding credit-linked certificates of indebtedness in the amount of EUR 0.4 billion), of which 40% was raised in euro and the remainder in 20 other currencies.
Capitalization and Indebtedness of KfW Bankengruppe as of June 30, 2006

As of
June 30, 2006
(EUR in millions)
Short-term indebtedness(1)	79,260

Long-term borrowings(2) from Federal Government	13,169
ERP Special Fund	15,653
Banks	21,209
Other lenders	19,806

Total long-term borrowings	69,837
Bonds(2)	258,564

Total long-term debt	328,401

Equity
Paid-in capital(3)	3,300
Reserves(4)	6,131
Fund for general bank risks	5,250

Total equity	14,681
Total capitalization	343,082

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to EUR 3,750 million. EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of EUR 1,604 million, retained earnings of EUR 3,797 million and reserves from the ERP Special Fund of EUR 730 million.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of June 30, 2006 are not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2006.
Recent Privatization Transaction
     On July 12, 2006, KfW sold 63.6 million shares of Deutsche Post AG (“Deutsche Post”) at a price of EUR 20.45 per share, for an aggregate amount of EUR 1.3 billion. In addition, KfW granted the bank syndicate an over-allotment option of 15% of the shares initially offered, which may be exercised until August 11, 2006.
     The transaction has reduced KfW’s stake in Deutsche Post to 36.3%. If the over-allotment option is fully exercised, KfW’s stake in Deutsche Post would be further reduced to 35.5%.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Gross domestic product, price-adjusted, chain-linked
(adjusted for seasonal and calendar effects)

		Percentage change on
	Percentage change on	the same quarter in
Reference period	previous quarter	previous year
1st quarter 2005	0.6%	0.6%
2nd quarter 2005	0.4%	0.8%
3rd quarter 2005	0.6%	1.6%
4th quarter 2005	0.0%	1.7%
1st quarter 2006	0.4%	1.4%
     Following a short period of stagnation in the last quarter of 2005, the German economy recovered at the beginning of 2006. Both domestic and foreign demand contributed to real economic growth in the first quarter of 2006 — in particular, final consumption expenditure of households and non-profit institutions serving households and gross fixed capital formation in machinery and equipment.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 1st quarter of 2006, Press release, 23 May 2006 (http://www.destatis.de/presse/englisch/pm2006/p2080121.htm).
Inflation Rate
Inflation rate
(based on overall consumer price index)

		Percentage change on the
	Percentage change on	same month in previous
Reference period	previous month	year
July 2005	0.5%	2.0%
August 2005	0.1%	1.9%
September 2005	0.4%	2.5%
October 2005	0.0%	2.3%
November 2005	-0.5%	2.3%
December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
     The year-on-year rate of price increase continues to be very strongly influenced by energy prices. Excluding increases in prices for energy (household energy and motor fuels), the rate would have been just +0.9% in June 2006. As a result of various administrative (i.e., government) measures taken in the past (for example, tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices was below the level of the overall index from April 2003 to April 2006 — at times by up to 0.9 percentage points. From reference month May 2006, these administrative measures had all been in place for a full year and, accordingly, the year-on-year rates of change no longer reflect this effect. The relatively high rate of change from June 2006 to July 2006 is primarily due to seasonal price increases for package holidays and holiday apartments.
Sources: Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm); Statistisches Bundesamt, Consumer Prices in July 2006: Presumably +1.9% on July 2005, Press release, 25 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p3020051.htm).
Unemployment Rate
Unemployment rate

(percent of unemployed persons in the total labor force according to the
International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages
June 2005	9.1%	9.1%
July 2005	9.3%	9.0%
August 2005	9.4%	9.3%
September 2005	7.9%	8.5%
October 2005	8.3%	8.8%
November 2005	8.2%	8.9%
December 2005	7.9%	9.0%
January 2006	8.8%	8.7%
February 2006	9.4%	8.5%
March 2006	8.8%	8.2%
April 2006	8.3%	7.9%
May 2006	8.3%	8.0%
June 2006	7.8%	7.9%
     In June 2006, the number of persons in employment was up by 285,000 (+0.7%) as compared with the corresponding month of the previous year. At the same time, the number of unemployed persons was down by 570,000 (–14.7%) in June 2006 as compared with June 2005.
     Source: Statistisches Bundesamt, ILO labour market statistics June 2006, Press release, 1 August 2006. (http://www.destatis.de/presse/englisch/pm2006/p3130031.htm).
Current Account and Foreign Trade
Current account and foreign trade

	(balance in EUR billion)
Item	January to June 2006	January to June 2005
Foreign trade	+77.4	+84.8
Services	-10.3	-11.2
Factor income (net)	+0.5	+1.8
Current transfers	-10.8	-13.7
Supplementary trade items	-9.2	-9.1
Current account	+47.5	+52.6
Source: Statistisches Bundesamt, German Exports in June 2006: +7.0% on June 2005, Press release, 8 August 2006 (http://www.destatis.de/presse/englisch/pm2006/p3170181.htm).

Fiscal Maastricht Criteria
Fiscal Maastricht Criteria

(projections according to Germany’s implementation report of July 5, 2006 in percent of nominal GDP)

Reference period	General government balance	General government gross debt
2006	-3.1%	68 1/2%
2007	-2 1/2%	68 1/2%
     The European Commission recently stated its position as follows: “The European Commission considers that Germany is on track to correct its excessive deficit by 2007 at the latest, as requested by the Council in March 2006, provided it fully implements the 2006 and 2007 budgets. No further steps are needed at present under the excessive deficit procedure, but further efforts will be necessary beyond 2007 to reach the objective of a balanced budget. The Commission will continue to monitor the situation closely”.
Source: European Commission, Commission gives positive assessment of Germany’s action to correct excessive deficit by 2007, Press release, 19 July 2006 (http://europa.eu/rapid/pressReleasesAction.do?reference=IP/06/1022&format=HTML&aged=0&language=EN&g uiLanguage=en).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ Horst Seissinger Name: Horst Seissinger
Title: First Vice President

By:	/s/ Jochen Leubner Name: Jochen Leubner Title: Vice President
Date: August 10, 2006